CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	SEPT. 30, 2013
Earnings from continuing operations	$61,885		$124,142		$149,117
Income taxes	33,355		65,558		78,942
Earnings from continuing operations before income taxes	$95,240		$189,700		$228,059
Fixed charges:
Interest	$18,279		$59,504		$78,867
Amortization of debt expense, premium, net	799		2,304		3,016
Portion of rentals representative of an interest factor	129		381		504
Interest of capitalized lease	152		479		1,108
Total fixed charges	$19,359		$62,668		$83,495
Earnings from continuing operations before income taxes	$95,240		$189,700		$228,059
Plus: total fixed charges from above	19,359		62,668		83,495
Plus: amortization of capitalized interest	51		153		204
Earnings from continuing operations before income taxes and fixed charges	$114,650		$252,521		$311,758
Ratio of earnings to fixed charges	5.92	X	4.03	X	3.73	X